This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

May 9, 2006

Item 3: Press Release

A Press release dated and issued May 9, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Stakes Uranium Targets North of Athabasca Basin, Saskatchewan.

Item 5: Full Description of Material Change

Vancouver, BC, May 9, 2006 – CanAlaska Ventures Ltd. (“CanAlaska” or the “Company”) has completed the acquisition, via staking and permitting, of an additional 250,381 acres (101,328 ha) in three areas in and near the Athabasca Basin containing highly-elevated uranium mineralization in lake sediments and outcrop. The Company now controls over 2.3 million acres of uranium claims and permits in the Athabasca region.

These new target areas will be explored this summer by the Company’s field geologists and prospectors, who will be looking for near surface bulk-mineable uranium mineralization, as well as high-grade structurally controlled mineral deposits.

The entire region north of the Athabasca Basin area supports a large number of uranium showings and deposits.  Most notable of the previously explored and mined areas is the Uranium City mining camp, located 75 km west of the newly-staked Grease River Project.  In the Uranium City area, uranium was mined from shear zone-hosted deposits, in pre-Athabasca sediments and volcanics.  At the Gunnar Mine, the uranium mineralization is hosted in intrusive rocks.

In 2005, CanAlaska’s exploration crews defined extensive areas of uranium mineralization in the sediments and volcanic rocks underlying the North East Project, located 260 km east of the new claim blocks.  Late in the summer season, the field crews discovered high-grade boulders and outcrop (up to 11% uranium), as well as pitchblende pebbles within overburden on the North East Project.

The Company has compiled all of the 2005 survey information and, as a result, recognised further areas of strategic interest.  Crews will return to exploration camps in the North East Project by early June, 2006 with an objective to define drill targets within the most uranium-rich areas.  An additional crew with experience in the North East Project will carry out surface work on the Grease River claims to determine the nature of the current uranium showings and the associated high lake sediment anomalies along the trend of the regional uranium-thorium targets.  These co-incident zones are covered by the new claim staking.

The Grease River claims (68,250 ha) were staked to cover areas with extremely high uranium in lake sediments coinciding with high uranium-thorium ratios and high total radioactivity as defined by earlier surveys carried out by the Geological Survey of Canada (see Figure).  The areas also correspond to the intersection of two geological boundaries, one of which is the Grease River Fault, a major shear zone over 5 kilometres wide.  Several showings occur within the southern claims of the new project, with historical surface samples of up to 1.6% U3O8 in sheared metasediments.

To the south of Grease River, along the edge of the Athabasca Basin, 9,061 ha of new claims have been added to the Poplar Project to cover zones of structural complexity defined on the basis of a study of the geological and aeromagnetic data.

A new permit comprising 24,017 ha in Manitoba has also been added to the North East Project.  It covers the eastern strike extension of known mineralisation as well as some very high lake sediment uranium anomalies identified from our 2005 survey and earlier work.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____May 9, 2006_________________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity